EXHIBIT 99.1

MOGO INC.

NOTICE OF EXTRAORDINARY MEETING OF CONVERTIBLE DEBENTUREHOLDERS

NOTICE IS HEREBY GIVEN that an extraordinary meeting (the “Meeting”) of the holders (the ”Convertible Debentureholders”) of 10% convertible senior secured subordinated debentures of Mogo Inc. (the ”Company”) due May 31, 2020 (the “Convertible Debentures”) will be held at the offices of the Company at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia V6B 5A1 on May 22, 2020 at 1:00 pm (Vancouver time) for the following purposes:

1.	for Convertible Debentureholders to consider, and if deemed advisable, to pass, with or without variation, an extraordinary resolution (the “Extraordinary Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of the Company (the ”Circular”), to approve certain amendments to the convertible debenture indenture dated June 6, 2017 (the “Base Indenture”) between the Company and Computershare Trust Company of Canada (the ”Trustee”), as supplemented by the first supplemental convertible debenture indenture dated June 21, 2019 (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”), governing the Convertible Debentures to:

a)	extend the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022;

b)	reduce the conversion price of the principal by 30% from $5.00 to $3.50 per common share of the Company (each, a ”Common Share”);

c)	establish a minimum price of $1.50 at which Common Shares may be issued to repay the principal amount of the Convertible Debentures at maturity;

d)	increase the early conversion trigger from 115% to 125% (such price equaling $4.375 per Common Share based on the proposed amended conversion price) to allow investors greater opportunity to take advantage of a rising share price and thus an extended period to benefit from the coupon payment;

e)	amend the provisions relating to payment of interest upon early conversion so as to ensure that payment of interest through the issuance of Common Shares is permitted by and complies with applicable securities regulations and stock exchange policies;

f)	increase the frequency of interest payments from semi-annually to quarterly;

g)	amend the definition of change of control to provide the Company with greater flexibility to pursue or enter into a strategic transaction; and

h)	make such other consequential amendments as required to give effect to the foregoing (collectively, the “Amendments”) as more fully set forth in the accompanying Circular; and

2.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

1

In light of the ongoing public health crisis related to the COVID-19 outbreak, and in order to comply with the measures imposed by the federal and provincial governments, the Meeting will be conducted in a hybrid format, allowing participation by way of a live webcast and in-person attendance. The Company is strongly encouraging Convertible Debentureholders and others not to attend the Meeting in person. In light of COVID-19, Convertible Debentureholders are urged to vote on the matters in advance of the Meeting by proxy and to participate in the Meeting by way of the live webcast that will be available on the Company’s website at investors.mogo.ca. The ability of Convertible Debentureholders to attend the Meeting in person is also subject to any governmental orders applicable at the time of the Meeting which might prevent or restrict Convertible Debentureholders from attending in person. The Company may take additional precautionary measures in relation to the Meeting in response to further COVID-19 developments and Convertible Debentureholders are asked to visit the Company’s website at investors.mogo.ca for updates prior to the Meeting.

The board of directors of the Company (the “Board”) has set the close of business on April 13, 2020 as the record date for determining Convertible Debentureholders who are entitled to receive notice of the Meeting (the ”Record Date”). Only Convertible Debentureholders whose names have been entered in the register of holders of Convertible Debentures on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. The quorum requirements of the Indenture will be satisfied by the presence in person or by proxy of Convertible Debentureholders representing at least 25% of the aggregate principal amount of Convertible Debentures outstanding.

Almost all of the Convertible Debentures are held in electronic form with CDS Clearing and Depository Services Inc. (“CDS”) or its nominee pursuant to the book-based system administered by CDS. Accordingly, in order for a beneficial holder of Convertible Debentures to have its Convertible Debentures voted at the Meeting, it must complete and sign the applicable instrument of proxy or other voting instruction form provided by its investment dealer, broker, other nominee or intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein well in advance of the Meeting. Failure to do so will result in your Convertible Debentures not being voted at the Meeting. To be valid, completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Vancouver time) on May 20, 2022 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting. Registered Convertible Debentureholders may also submit their votes by telephone within North America at 1-866-732-8683 or outside North America at 1-312-588-4290, or online at www.investorvote.com, in each case not later than 1:00 pm (Vancouver time) on May 20, 2022 or as may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.

DATED at Vancouver, British Columbia this 17th day of April, 2020.

BY ORDER OF THE BOARD

/s/ David Feller

David Feller
Chair

2